Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 31 and Non-Cumulative Floating Rate Class B Preferred Shares, Series 32

TORONTO, October 28, 2019 – Further to the announcement by Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) on September 27, 2019, the Bank today announced the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 31 (the “Preferred Shares Series 31”) and Non-Cumulative Floating Rate Class B Preferred Shares, Series 32 (the “Preferred Shares Series 32”).

With respect to any Preferred Shares Series 31 that remain outstanding after November 25, 2019, commencing as of such date, holders thereof will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the five-year period commencing on November 25, 2019, and ending on November 24, 2024, will be 3.851 per cent, being equal to the sum of the five-year Government of Canada bond yield as at October 28, 2019, plus 2.22 per cent, as determined in accordance with the terms of the Preferred Shares Series 31.

With respect to any Preferred Shares Series 32 that may be issued on November 25, 2019, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, calculated on the basis of the actual number of days elapsed in each quarterly floating rate period divided by 365, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the three-month period commencing on November 25, 2019, and ending on February 24, 2020, will be 3.856 per cent, being equal to the sum of the three-month Government of Canada Treasury bill yield as at October 28, 2019, plus 2.22 per cent, as determined in accordance with the terms of the Preferred Shares Series 32.

Beneficial owners of Preferred Shares Series 31 who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to ensure that they meet the deadline to exercise such right, which is 5:00 p.m. (EDT) on November 12, 2019.

Conversion enquiries should be directed to BMO’s Registrar and Transfer Agent, Computershare Trust Company of Canada, at 1-800-340-5021.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $839 billion as of July 31, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Tom Little, Toronto, tom.little@bmo.com, (416) 867-7834

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